UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

I-TRAX, INC.

(Name of Subject Company)

I-TRAX, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 45069D203
CUSIP NUMBER NOT APPLICABLE TO SERIES A CONVERTIBLE PREFERRED STOCK

(CUSIP Number of Class of Securities)

Yuri Rozenfeld, Esq.
Senior Vice President and General Counsel
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317
(610) 459-2405

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH A COPY TO:
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 1 amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D−9 filed on March 28, 2008 (the “Schedule 14D−9”) with the Securities and Exchange Commission (the “SEC”) by I-trax, Inc., a Delaware corporation (“I-trax”).

Except as otherwise indicated, the information set forth in the Schedule 14D−9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D−9.

Item 9. Exhibits.

Item 9 of the Schedule 14D−9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(12)	I-trax Employee FAQ re Treatment of Restricted Stock and Stock Options.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I−TRAX, INC.

/s/ Yuri Rozenfeld
Name:	Yuri Rozenfeld
Title:	Senior Vice President, General
Counsel and Secretary

Date: April 9, 2008

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